Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF (LOSS) EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(dollars in thousands)
(Loss) Income before provision for income taxes	$(153,230)	$(316,750)	$123,709	$314,780	$285,148
Interest incurred	66,748	76,497	80,173	73,208	59,024
Less interest capitalized	(42,308)	(76,497)	(80,173)	(73,208)	(59,024)
Amortization of capitalized interest included in cost of sales	37,907	57,241	54,356	55,748	62,671
Non-cash impairment charge	141,207	231,120	39,895	4,600	—
Gain on retirement of debt	(54,044)	—	—	—	—
Cash distributions of income from unconsolidated joint ventures	816	—	2,599	2,708	—
Less equity in loss (income) of unconsolidated joint ventures	3,877	(304)	(3,242)	(4,301)	699

Earnings (Loss)	$973	$(28,693)	$217,317	$373,535	$348,518

Interest incurred
Interest incurred	66,748	76,497	80,173	73,208	59,024

Fixed Charges	$66,748	$76,497	$80,173	$73,208	$59,024

Ratio of Earnings (Loss) to Fixed Charges	0.02x	(1.38x )	2.71x	5.10x	5.91x